Exhibit 15.4

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Form 20-F on Form S-8 (Registration No.333-287938) of Antalpha Platform Holding Company (the “Company”) of our report dated April 14, 2026, relating to the audit of the combined and consolidated balance sheets of the Company as of December 31, 2025, and the related combined and consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows in each of the years for the three-year period ended December 31, 2025, and the related notes included herein.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
April 14, 2026	Certified Public Accountants
PCAOB ID: 1171